UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: March 31, 2018 Estimated average burden hours per response . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-35012

FX Energy, Inc.

(Exact name of registrant as specified in its charter)

Address:	3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106
Telephone:	(801) 486-5555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 Per Share

9.25% Series B Cumulative Convertible Preferred Stock, Par Value $0.001 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.001 per share: 1*

9.25% Series B Cumulative Convertible Preferred Stock, par value $0.001 per share:  0**

*Pursuant to the Agreement and Plan of Merger, dated as of October 13, 2015 CET (October 12, 2015 MST), by and among FX Energy, Inc. (the “Company”), ORLEN Upstream sp. z o.o. (the “Parent”) and Kiwi Acquisition Corp., a wholly owned subsidiary of the Parent (“Merger Sub”), Merger Sub merged with and into the Company with the Company continuing as the surviving corporation in the merger as a wholly owned subsidiary of the Parent.

** All outstanding shares of the 9.25% Series B Cumulative Convertible Preferred Stock were redeemed on January 7, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, FX Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 9, 2016	FX ENERGY, INC.

		By:	/s/ Wiesław Prugar
		Name:	Wiesław Prugar
		Title:	President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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